

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

David M. Urso
President & Chief Executive Officer
MEI Pharma, Inc.
11455 El Camino Real Suite 250
San Diego, California 92130

   Re: MEI Pharma, Inc.
     Registration Statement on Form S-3
     Filed February 20, 2024
     File No. 333-277201

Dear David M. Urso:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tim Buchmiller at 202-551-3635 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Justin W. Chairman, Esq.